                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                   FORM T-3

          FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939

                                Joy Global Inc.
                              (Name of applicant)

               Delaware                                       39-1566457
  ---------------------------------                 ----------------------------
     (State or other jurisdiction                   (IRS Employer Identification
  of incorporation or organization)                             Number)

       100 East Wiscosin Avenue, Suite #2780, Milwaukee, Wisconsin 53202
                   (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                TITLE OF CLASS                           AMOUNT
         10.75% Senior Notes Due 2006                 $167,000,000

         Approximate date of Issuance:                July 25, 2001

         Name and address of agent for service:       Eric B. Fonstad
                                                      Joy Global Inc.
                                                      100 East Wisconsin Avenue
                                                      Suite #2780
                                                      Milwaukee, Wisconsin 53202

     1.   GENERAL INFORMATION. Furnish the following as to the applicant:

     (a)  Form of organization: A corporation.

     (b)  State or other sovereign power under the laws of which organized:
Delaware.

     2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     Joy Global Inc. (f/k/a Harnischfeger Industries, Inc.), a Delaware corporation (the "Corporation") will issue pursuant to the terms of the Third Amended Joint Plan of Reorganization, As Modified, of the Debtors Under Chapter 11 of the Bankruptcy Code (the "Plan"), 10.75% Senior Notes Due 2006 (the "Notes") following the date on which the Corporation emerges from bankruptcy (the "Effective Date"). Pursuant to the Plan, the creditors of certain of the Reorganizing Debtors (as defined in the Plan) have the right to receive cash, shares of the Corporation's Common Stock and/or Notes based upon the type and amount of their respective bankruptcy claims. 50,000,000 shares of the Corporation's Common Stock and up to $167,000,000 in Notes have been reserved for issuance with respect to the resolution of such claims under the Plan.

     On May 18, 2001, the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") confirmed the Plan, including the distribution of Notes to the creditors of certain of the Reorganizing Debtors consistent with the terms of that certain Indenture (the "Indenture"), dated as of July 10, 2001, by and among Harnischfeger Industries, Inc. (to be renamed Joy
Global Inc.), the Guarantors named therein and BNY Midwest Trust Company, as Trustee (the "Trustee").

     The Corporation believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"), which exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where (i) the securities are issued by a debtor, a debtor's affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization,
(ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued principally in such exchange and partly for cash or property. The Corporation believes that the issuance of the Notes contemplated by the Plan will satisfy these requirements.

     3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     Section 5 of this Form T-3 sets forth the names and address of those stockholders expected to hold 10% or more of the Corporation's voting securities as of the date on which the initial distribution called for under Plan shall have been completed.

     The following is a list of the principal direct and indirect subsidiaries of the Corporation, indicating the percentage of voting securities owned by the Corporation in each such subsidiary. Indirect subsidiaries are indented and listed under their direct parent corporations and the share of ownership indicated thereof refers to the share ownership of the direct parent corporation.

AFFILIATES
                                                              PERCENTAGE OF VOTING SECURITIES
                                                              HELD BY THE CORPORATION
Harnischfeger Corporation                                                   100%
         P&H MinePro Services Argentina S.A.                                 10%
         P&H MinePro Services Mexico S.A. de C.V.                          9.01%
         P&H MinePro Services Peru, S.A.                                     10%
         Harnischfeger de Chile Ltda.                                        10%
               Commercial Otero S.A.                                      99.99%
         Commercial Otero S.A.                                             .001%
         Harnischfeger do Brasil Comercio E Industrial Ltda.               .001%
         HCHC, Inc.                                                         100%
               Harnischfeger of Australia Pty. Ltd.                          75%
                     P.T. Harnischfeger Indonesia                           100%
               Harnischfeger Venezuela, S.A.                                100%
               Harnischfeger Zambia Ltd.                                    100%
               P&H MinePro Services (Botswana) Pty. Ltd.                    100%
               P&H MinePro Services Argentina S.A.                           90%
               P&H MinePro Services Mexico S.A. de C.V.                   90.99%
               P&H MinePro Services Peru, S.A.                               90%
               Harnischfeger de Chile Ltda.                                  90%
               Harnischfeger do Brasil Comercio E Industrial Ltda.        90.99%
               RCHH, Inc.                                                   100%
                     RYL, LLC                                               100%
               Harnischfeger Overseas, Inc.                                 100%
         Harnischfeger Credit Corporation                                   100%
         Harnischfeger World Services Corporation                           100%
         Harnischfeger Technologies, Inc.                                   100%
         Field Repair Services, LLC                                         100%
         The Horsburgh & Scott Company                                      100%
               American Alloy Corporation                                   100%
         Harnischfeger Corporation of Canada Ltd.                         77.27%
               Harnischfeger Finance, LLC                                   100%
               Harnischfeger Finance (Barbados), Inc.                       100%



AFFILIATES                                                    PERCENTAGE OF VOTING SECURITIES
                                                              HELD BY THE CORPORATION
Joy Technologies Inc.                                                                    100%
     American Longwall, Inc.                                                             100%
          American Longwall Mexico, Inc.                                                 100%
          Gullick Dobson Inc.                                                            100%
          American Longwall Rebuild, Inc.                                                100%
          American Longwall Roof Supports, Inc.                                          100%
          American Longwall Face Conveyors, Inc.                                         100%
               MIP Products, Inc.                                                        100%
     Harnischfeger Corporation of Canada Ltd.                                          22.73%
     Harnischfeger (South Africa) (Pty.) Ltd.                                            100%
     Jobic Pty. Ltd.                                                                     100%
          Mimo Partnership                                                              0.01%
     Dufcorp. Pty. Ltd                                                                   100%
          Mimo Partnership                                                             99.99%
     Joy Manufacturing Company Pty. Ltd.                                                 100%
          Cram Australia Pty. Ltd.                                                       100%
          Cram Queensland Pty. Ltd.                                                      100%
     Joy International Sales Corporation                                                 100%
     Joy Technologies Delaware Inc.                                                      100%
          Joy Power Products, Inc.                                                       100%
               J.P.P., Inc.                                                              100%
     Joy MM Delaware, Inc.                                                               100%
     Mining Services, Inc.                                                               100%
     Joy Mining Machinery Limited                                                        100%
          Joy Mining Machinery (India) Ltd.                                               55%
          Zao Joy Mining Machinery Ltd.                                                  100%
     Ecolaire Incorporated                                                               100%
          New Ecolaire, Inc.                                                             100%
     Peabody & Wind Engineering Corporation                                              100%
               P.W.E.C., Inc.                                                            100%
     JTI UK Holdings, Inc.                                                               100%
          Harnischfeger ULC                                                               15%
     HCHC UK Holdings, Inc.                                                              100%
          Harnischfeger ULC                                                               85%
               Harnischfeger (U.K.) Limited                                              100%
               Harnischfeger Ventures Limited                                            100%
                    Harnischfeger Industries Limited                                     100%
                         Dobson Park Overseas Limited                                    100%
                         Dobson Park Properties Limited                                  100%
                         Equipment (Mining & Industrial) Finance Limited                 100%

AFFILIATES
                                                              PERCENTAGE OF VOTING SECURITIES
                                                              HELD BY THE CORPORATION

                              Longwall International Limited                            100%
                                   Longwall Roof Supports Limited                       100%
                                        Herbert Cotterill Limited                       100%
                                   Meco International Limited                           100%
                                        Meco Conveyors Limited                          100%
                                        Solum Pty. Ltd.                                 100%
                                             Dowty Technical Services Pty. Ltd          100%
                                                  Australian Longwall (Pty.) Ltd.       100%
                                        Joy Maszyny Gornicze SP, Z.O.O.                 100%
                              Joy MM Holdings (U.K.) Limited                            100%
                                   Joy Manufacturing Holdings Limited                   100%
                                        Joy Manufacturing Co. (U.K) Limited             100%
HIHC, Inc.                                                                              100%
         Dobson Park Industries, Inc.                                                   100%
             Dobson Management Services, Inc.                                           100%
South Shore Corporation                                                                 100%
South Shore Development, LLC                                                            100%
SMK Company                                                                             100%
Benefit, Inc.                                                                          96.0%
Industries Insurance, Inc.                                                              100%

     4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all person chosen to become directors or executive officers. Indicate all offices which the applicant held or to be held by each person named.

     The following persons serve as directors and executive officers of the Corporation, and with respect to each such person, their respective mailing addresses are set forth below:

NAME                                    POSITION/PRINCIPAL OCCUPATION
----                                    -----------------------------

Steven L. Gerard                        Director
c/o Century Business Services, Inc.
6480 Rockside Woods Blvd., South
Suite #330
Cleveland, Ohio 44131

NAME                                POSITION/PRINCIPAL OCCUPATION
----                                -----------------------------
Ken C. Johnsen                      Director
c/o Geneva Steel Company
10 South Geneva Road
Vineyard, Utah 84058

James R. Klauser                    Director
c/o Wisconsin Energy Corp.
231 West Michigan Street
Milwaukee, Wisconsin 53203

Richard B. Loynd                    Director
c/o Furniture Brands International
505 Morris Avenue
Springfield, New Jersey 07081

P. Eric Siegert                     Director
c/o Houlihan Lokey Howard
 & Zukin
601 Second Avenue S, Suite 3250
Minneapolis, Minnesota 55402

James H. Tate                       Director
c/o Thermadyne Holdings
     Corporation
101 South Hanley Road
Suite 600
St. Louis, Missouri 63105

John Nils Hanson                    Director; President and Chief Executive
c/o Joy Global Inc.                 Officer
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

James A. Chokey                     Executive Vice President, Law and Government
c/o Joy Global Inc.                 Affairs and General Counsel
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

NAME                                POSITION/PRINCIPAL OCCUPATION
----                                -----------------------------
Ken A. Hiltz                        Executive Vice President, Treasurer and
c/o Joy Global Inc.                 Chief Financial Officer
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

Dennis R. Winkleman                 Executive Vice President, Human Resources
c/o Joy Global Inc.
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

Robert W. Hale                      Executive Vice President
c/o Joy Global Inc.
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

Wayne F. Hunnell                    Executive Vice President
c/o Joy Global Inc.
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

Michael S. Olsen                    Vice President, Controller and Chief
c/o Joy Global Inc.                 Accounting Officer
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

Gary E. Lakritz                     Vice President - Tax
c/o Joy Global Inc.
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

Eric B. Fonstad                     Secretary and Associate General Counsel
c/o Joy Global Inc.
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

NAME                                POSITION/PRINCIPAL OCCUPATION
----                                -----------------------------

Kim B. Kodousek                     Associate General Counsel and Assistant
c/o Joy Global Inc.                 Secretary
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

Kenneth J. Stark                    Assistant Treasurer
c/o Joy Global Inc.
100 East Wisconsin Avenue
Suite #2780
Milwaukee, Wisconsin 53202

     5. Principal owners of voting securities. Furnish the following information as to each owning 10 percent or more of the voting securities of the applicant.

     Currently there are no owners of more than 10 percent or more of the voting securities of the applicant. However, it is currently expected that after giving effect to the Plan, and subject to ongoing adjustments in the claims process, with regard to the new Common Stock of the Company, the Company will issue on the Initial Payment Date (as defined in the Plan): (1) approximately 35%, or approximately 17.5 million shares, of its Common Stock, par value $1.00 per share, to The Chase Manhattan Bank, which is expected to re-distribute such shares to certain of the Company's creditors pursuant to the Company's Pre-Petition Credit Facility (as defined in the Plan) and (2) approximately 31%, or approximately 15.6 million shares, of its Common Stock, par value $1.00 per share, to HSBC Bank USA, which is expected to re-distribute such shares in its capacity as indenture trustee in connection with the Company's pre-petition debentures.

     6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a)  None.

     (b)  None.

     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

     As of the Effective Date,

     TITLE OF CLASS               AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
     --------------               -----------------          ------------------

     Common Stock,                150,000,000                None
     par value $1.00
     per share

     Preferred Stock,             5,000,000                  None
     par value $1.00
     per share

     10.75% Senior                $167,000,000               None
     Notes Due 2006               Principal Amount

     Up to 50,000,000 shares of Common Stock and up to $167,000,000 in Notes will be issued following the Effective Date in accordance with the terms of the Plan.

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     Set forth below is a description of certain provisions of the Corporation's Amended and Restated Certificate of Incorporation which was filed with the Office of the Secretary of State of the State of Delaware on the Effective Date in conjunction with the consummation of the Plan.

     Pursuant to the terms of the Plan, the Corporation's newly authorized capital stock will consist of 150,000,000 shares of Common Stock, $1.00 par value per share, and 5,000,000 shares of Preferred Stock, $1.00 par value per share.

     With respect to all matters upon which the Corporation's stockholders are entitled to vote, the holders of outstanding shares of Common Stock will be entitled to vote in person or by proxy for each share of Common Stock outstanding in the name of such stockholder on the record of stockholders. The holders of outstanding shares of Preferred Stock will have such voting rights as specified in any Certificate of Designation filed by the Corporation with respect to such shares.

     The Bylaws of the Corporation may be altered, amended or repealed or replaced by new Bylaws by (i) the Board of Directors at any regular or special meeting thereof upon the affirmative vote of a majority of the total number of directors or (ii) by the affirmative vote of two-thirds of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

     The Corporation may sell, lease or exchange all substantially all of its property and assets, including its goodwill and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or other property, including shares of stock in, and/or other securities of, any other corporation or corporations, as it board of directors deems expedient and for the best interest of the Corporation, only when and as authorized by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

     The Corporation may enter into any plan and agreement of merger or consolidation with any one or more other corporations (whether or not the Corporation is to be the surviving corporation in such merger) as its board of directors deems expedient and for the best interest of the Corporation, only when and as authorized by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class; provided, however, the board of directors, without any vote of stockholders, may authorize a merger in which this Corporation is to be the surviving corporation if the terms of such merger meet the requirements of subsection (f) of Section 251 of the Delaware General Corporation Law as it may from time to time be amended.

     The Corporation may be voluntarily dissolved as is deemed advisable in the judgment of its board of directors, and expressed in a resolution adopted by a majority of the whole board of directors, only when and as authorized by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

     The affirmative vote of the holders of at least two-thirds of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or to add any new provisions to the Amended and Restated Certificate of Incorporation.

     The holders of the Notes will not have any voting rights by reason of their ownership of the Notes, except that such holders will have the right to hold meetings and vote at such meetings with respect to (1) providing notice to the Corporation or the Trustee, or directions to the Trustee, or consenting to the waiver of any default under the terms of the Indenture or the Notes, (2) removing the Trustee and nominating a successor trustee pursuant to the terms of the Indenture or the Notes, (3) obtaining the consent to the execution of an indenture or supplemental indenture, or (4) taking any other action authorized by the holders of the Notes permitted by the Indenture or applicable law.

     8. Analysis of indenture provisions. Insert at this point the analysis of indenture provision required under section 305(a)(2) of the Act.

     The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The following analysis of certain provisions of the Indenture references certain capitalized terms defined in the Indenture and not herein, and such terms shall have the meanings given to them in the Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, which provisions are incorporated herein by reference as part of such analysis.

         A.    Default Provisions.
               ------------------

         Each of the following is an Event of Default:

         (1) default in the payment of any installment of interest upon any Notes when it becomes due and payable, and continuation of such default for a period of 30 days;

         (2) default in payment of all or any part of the principal or premium, if any, on the Notes as and when the same shall become due and payable either at maturity, upon redemption or otherwise;

         (3) the failure to perform or comply with any of the covenants described under Article 10 of the Indenture;

         (4) default in the performance, or breach of any covenant or warranty of the Corporation in the Indenture (other than a covenant or warranty a default in whose performance is specifically dealt with elsewhere in this caption "Default Provisions"), and, except in the case of a failure to make the Change of Control Payment on a Change of Control Payment Date, continuance of such default or breach for a period of 45 days after there has been given to the Corporation by the Trustee or by the holders of at least 25% in principal amount of the outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture;

         (5) a court having jurisdiction in the premises enters a decree or order for relief in respect of the Corporation or any Restricted Subsidiary that is a Significant Subsidiary (or group of Restricted Subsidiaries that would together constitute a Significant Subsidiary) in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Corporation or any Restricted Subsidiary that is a Significant Subsidiary (or group of Restricted Subsidiaries that would together constitute a Significant Subsidiary) or for any substantial part of its or their property, or ordering the winding up or liquidation of its or their affairs and such decree or order remains unstayed and in effect for a period of 90 consecutive days;


         (6) the Corporation or any Restricted Subsidiary that is a Significant Subsidiary (or group of Restricted Subsidiaries that would together constitute a Significant Subsidiary) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law, consents to the entry of an order for relief in an involuntary case under any such law, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Corporation or any Restricted Subsidiary that is a Significant Subsidiary (or group of Restricted Subsidiaries that would together constitute a Significant Subsidiary) or of any substantial part of its or their property, or shall make any general assignment for the benefit of creditors;

         (7) default by the Corporation or any Restricted Subsidiary under any Indebtedness which (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default or (ii) results in the acceleration of such Indebtedness prior to its stated maturity, and the principal amount of Indebtedness covered by clauses (i) or (ii) at the relevant time, aggregate $25.0 million or more;

         (8) failure by the Corporation or any of its Restricted Subsidiaries to pay one or more final judgments against any of them aggregating $25.0 million or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more;

         (9) except as permitted by the Indenture, any Senior Subsidiary Guarantee by a Guarantor that is a Significant Subsidiary is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any such Guarantor, denies or disaffirms its obligations under its Senior Subsidiary Guarantee.

         If an Event of Default with respect to the Notes occurs and is continuing, then, and in each and every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Corporation (and to the Trustee if given by Holders), may declare the entire principal of all Notes and the interest accrued thereon and unpaid, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable.

         If the Trustee shall have proceeded to enforce any right under the Indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Corporation, the Trustee and the Holders of the Notes, as the case may be, shall be restored respectively to their former positions and rights under the Indenture, and all rights, remedies and powers of the Corporation, the Trustee and the Holders of such Notes shall continue as though no such proceedings had been taken.

         If an Event of Default under clause (5) or (6) above occurs, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Notes and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for any other amounts owing to the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Holders allowed in such judicial proceedings relative to the Corporation or any other obligor on the Notes, or to the creditors or property of the Corporation or such other obligor, unless prohibited by applicable law and regulations, to vote on behalf of the Holders of the Notes in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or person performing similar functions in comparable proceedings, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of its charges and expenses; and any receiver, assignee or trustee in bankruptcy or reorganization is authorized by each of the Holders to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other amounts owing to the Trustee and each predecessor Trustee except as a result of negligence or bad faith.

         In the event of collection of monies pursuant to an Event of Default, such monies shall be applied in the following order, at dates fixed by the Trustee for distribution of such monies, upon presentation of the Notes in respect of which monies have been collected:

                  First: to the payment of costs and expenses of collection and reasonable compensation to the Trustee, its agents, attorneys and counsel, and of all other amounts owing to the Trustee, except as a result of its negligence or bad faith;

                  Second: to the payment of the amounts then due and unpaid upon the Notes for principal (and premium, if any) and interest on the Notes, in respect of which or for the benefit of which monies have been collected, ratably, without preference of priority of any kind, according to the amounts due on the Notes for principal (and premium, if any) and interest, respectively.

         B.  Authentication and Delivery of Notes; Application of Proceeds
             -------------------------------------------------------------

         Prior to the initial issuance of the Notes, the Corporation shall establish whether any Notes shall be issued in whole or in part in the form of one or more Global Notes, and whether beneficial owners of interests in any such Global Notes may exchange such interests for other Notes in the manner described below (and the circumstances under which and the location of any such exchanges if provided otherwise), and the terms relating to the global nature of the Global Notes. The Depository Trust Company ("DTC") has initially been appointed by the Corporation to serve as Depository Institution with respect to the issuance of any Global Notes.

         At the Holder's option, the Notes may be exchanged for other Notes of any authorized denominations and for a like aggregate principal amount. Notes to be exchanged may be surrendered at the principal office of the Trustee or at any office maintained by the Corporation for such purpose, and the Corporation and the Trustee shall execute and register and the Trustee or the Authenticating Agent shall authenticate and deliver in exchange therefor any Notes which the Holder making the exchange shall be entitled to receive. Upon due presentment for registration of transfer of any Note at the principal office of the Trustee or any office maintained by the Corporation for such purpose, the Corporation and the Trustee shall execute and register and the Trustee or the Authenticating Agent shall authenticate and deliver in the name of the transferee a new Note or Notes for a like aggregate principal amount. Registration or registration of transfer of any Note by the Trustee or by an agent of the Corporation and delivery of such Note shall be deemed to complete the registration or registration of transfer of such Note.

         Prior to the preparation of definitive Notes, the Corporation may execute and the Trustee shall authenticate and deliver temporary Notes, which shall be issuable in any authorized denomination, substantially in the form of the definitive Notes but with such omissions and variations as may be appropriate for temporary Notes, as determined by the Corporation. Such temporary Notes shall be executed by the Corporation and authenticated by the Trustee on the same conditions and in substantially the same manner as definitive Notes. Without unreasonable delay the Corporation will execute and deliver to the Trustee or the Authenticating Agent definitive Notes and thereupon the temporary Notes may be surrendered and exchanged therefor at the principal office of the Trustee or at any office maintained by the Corporation for such purpose, and the Trustee or the Authenticating Agent shall authenticate and deliver in exchange for the temporary Notes a like aggregate principal amount of such definitive Notes. Until exchanged, the temporary Notes will be entitled to the same benefits under the Indenture as the definitive Notes authenticated and delivered thereunder.

         If, pursuant to the first paragraph under the caption "-Authentication and Delivery of Notes; Application of Proceeds," the Corporation establishes that the Notes shall be issued as Global Notes, then the Corporation shall execute and the Trustee shall authenticate and deliver Global Notes that (1) shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all of the outstanding Notes, (2) shall be registered in the name of the Depository Institution or its nominee, (3) shall be delivered by the Trustee to the Depository Institution or pursuant to the Depository Institution's instruction and (4) shall bear the following legend: "Except as otherwise provided in Section 2.11 of the Indenture, this Senior Note may be transferred, in whole but not in part, only to another nominee of the Depository Institution or to a successor Depository Institution or to a nominee of such successor Depository Institution." Notwithstanding the provisions of the second paragraph under the caption "-Authentication and Delivery of Notes; Application of Proceeds," the Global Notes may be transferred, in whole but not in part in the manner provided therein, only to another nominee of the Depository Institution to a successor Depository Institution for such Notes selected or approved by the Corporation or to a nominee of such successor Depository Institution.

         If (1) the Depository Institution for the Global Notes notifies the Corporation that it is unwilling or unable to continue to act as Depository Institution, (2) if such Depository Institution shall no longer be registered or in good standing under the Exchange Act, or other applicable statute or regulation, and a successor Depository Institution is not appointed by the Corporation within 90 days following receipt of such notice or awareness of such condition, or (3) the Corporation, in its discretion, determines that the Notes shall no longer be represented by the Global Notes, the third paragraph under the caption "-Authentication and Delivery of Notes; Application of Proceeds" shall no longer be applicable to the Notes and the Corporation will execute, and subject to the second paragraph under the caption "-Authentication and Delivery of Notes; Application of Proceeds," the Trustee will authenticate and deliver, the Notes in definitive registered form without coupons, in authorized denominations and in an aggregate principal amount equal to the principal amount of the Global Notes in exchange for such Global Notes.

         The Corporation may use CUSIP numbers in connection with the issuance of the Notes, in which case, the Trustee will use CUSIP numbers in notices of redemption as a convenience to Holders.

         There will be no cash proceeds from the issuance of the Notes.

         C.   Release of Collateral
              ---------------------

         The Notes are unsecured.

         D.   Satisfaction and Discharge
              --------------------------

         The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

         (1)      either:

                  (a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Corporation) have been delivered to the Trustee for cancellation; or

                  (b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

         (2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Corporation or any Guarantor is a party or by which the Corporation or any Guarantor is bound; and

         (3) the Corporation or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture.

         The Trustee, upon demand of the Corporation accompanied by an Officers' Certificate and an Opinion of Counsel and at the Corporation's expense, will execute instruments acknowledging the satisfaction of and discharge of the Indenture and the Senior Subsidiary Guarantees.

         E.    Evidence of Compliance with Conditions and Covenants
               ----------------------------------------------------

         The Corporation will deliver to the Trustee, within 120 days following the end of each fiscal year ending after the date of the Indenture, so long as any Notes are outstanding, a Certificate stating that in the course of the performance by the signers of their duties as officers of the Corporation they would normally have knowledge of any default by the Corporation in the performance of any covenants contained in the Indenture, stating whether they have knowledge of any such default and, if so, specifying each such default of which the signers have knowledge and the nature thereof.

         The Corporation will furnish to the Trustee within 120 days of the end of each fiscal year the compliance certificate required by Section 314(a)(4) of the Trust Indenture Act.

         The Corporation will file with the Trustee and the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Corporation with the conditions and covenants provided for in the Indenture as may be required by such rules and regulations.

         9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

(1)      American Alloy Corporation, an Ohio corporation
(2)      American Longwall Face Conveyors Inc., a Delaware corporation
(3)      American Longwall, Inc., a Delaware corporation
(4)      American Longwall Rebuild, Inc., a Delaware corporation
(5)      American Longwall Roof Supports, Inc., a New York corporation
(6)      Benefit, Inc., a Delaware corporation
(7)      Dobson Park Industries Inc., a Delaware corporation
(8)      Field Repair Services, LLC, a Delaware limited liability company
(9)      Harnischfeger Corporation, a Delaware corporation
(10)     Harnischfeger Credit Corporation, a Delaware corporation
(11)     Harnischfeger Technologies, Inc., a Delaware corporation
(12)     Harnischfeger World Services Corporation, a Delaware corporation
(13)     HCHC, Inc., a Delaware corporation

(14)     HCHC UK Holdings, Inc., a Delaware corporation
(15)     HIHC, Inc., a Delaware corporation
(16)     J.P.P, Inc., a Delaware corporation
(17)     Joy International Sales Corporation, a Delaware corporation
(18)     Joy MM Delaware, Inc., a Delaware corporation
(19)     Joy Power Products, Inc., a Pennsylvania corporation
(20)     Joy Technologies Inc., a Delaware corporation
(21)     Joy Technologies Delaware Inc., a Delaware corporation
(22)     JTI UK Holdings, Inc., a Delaware corporation
(23)     Mining Services, Inc., a Delaware corporation
(24)     Peabody & Wind Engineering Corporation, a Pennsylvania corporation
(25)     RCHH, Inc., a Delaware corporation
(26)     South Shore Corporation, a Wisconsin corporation
(27)     South Shore Development, LLC, a Delaware limited liability company
(28)     The Horsburgh & Scott Company, an Ohio corporation

         The complete mailing address of each obligor is c/o Joy Global Inc., 100 East Wisconsin Avenue, Suite #2780, Milwaukee, Wisconsin 53202.

         Contents of application for qualification. This application for qualification comprises:

         (a) Pages numbered 1 to 21 consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

         Exhibit 25.1 Form T-1 qualifying BNY Midwest Trust Company as trustee under the Trustee Indenture Act of 1939, as amended

         Exhibit T3A-1      Amended and Restated Certificate of Incorporation of
                            Joy Global Inc., incorporated by reference to
                            Exhibit 3.1 of Form 8-K dated as of July 12, 2001

         Exhibit T3A-2      Restated Articles of Incorporation of American Alloy
                            Corporation

         Exhibit T3A-3      Restated Certificate of Incorporation of American
                            Longwall Face Conveyors Inc.

         Exhibit T3A-4      Restated Certificate of Incorporation of American
                            Longwall, Inc.

         Exhibit T3A-5      Restated Certificate of Incorporation of American
                            Longwall Rebuild, Inc.

         Exhibit T3A-6      Restated Certificate of Incorporation of American
                            Longwall Roof Supports, Inc.

         Exhibit T3A-7      Restated Certificate of Incorporation of Benefit,
                            Inc.

         Exhibit T3A-8      Restated Certificate of Incorporation of Dobson Park
                            Industries Inc.

         Exhibit T3A-9      Restated Certificate of Incorporation of
                            Harnischfeger Corporation

         Exhibit T3A-10     Restated Certificate of Incorporation of
                            Harnischfeger Credit Corporation

         Exhibit T3A-11     Restated Certificate of Incorporation of
                            Harnischfeger Technologies, Inc.

         Exhibit T3A-12     Restated Certificate of Incorporation of
                            Harnischfeger World Services Corporation

         Exhibit T3A-13     Restated Certificate of Incorporation of HCHC, INC.

         Exhibit T3A-14     Restated Certificate of Incorporation of HCHC UK
                            Holdings, Inc.

         Exhibit T3A-15     Restated Certificate of Incorporation of HIHC, Inc.

         Exhibit T3A-16     Restated Certificate of Incorporation of J.P.P.,
                            Inc.

         Exhibit T3A-17     Restated Certificate of Incorporation of Joy
                            International Sales Corporation

         Exhibit T3A-18     Restated Certificate of Incorporation of Joy MM
                            Delaware, Inc.

         Exhibit T3A-19     Restated Articles of Incorporation of Joy Power
                            Products, Inc.

         Exhibit T3A-20     Restated Certificate of Incorporation of Joy
                            Technologies Inc.

         Exhibit T3A-21     Restated Certificate of Incorporation of Joy
                            Technologies Delaware, Inc.

         Exhibit T3A-22     Restated Certificate of Incorporation of JTI UK
                            Holdings, Inc.

         Exhibit T3A-23     Restated Certificate of Incorporation of Mining
                            Services, Inc.

         Exhibit T3A-24     Restated Articles of Incorporation of Peabody &
                            Wind Engineering Corporation

         Exhibit T3A-25     Restated Certificate of Incorporation of
                            Incorporation of RCHH, Inc.

         Exhibit T3A-26     Restated Articles of Incorporation of South Shore
                            Corporation

         Exhibit T3A-27     Restated Articles of Incorporation of The Horsburgh
                            & Scott Company

         Exhibit T3B-1      Amended and Restated Bylaws of Joy Global Inc.,
                            incorporated by reference to Exhibit 3.2 of Form 8-K dated as of July 12, 2001

         Exhibit T3B-2      Bylaws of American Alloy Corporation

         Exhibit T3B-3      Bylaws of American Longwall Face Conveyors Inc.

         Exhibit T3B-4      Bylaws of American Longwall, Inc.

         Exhibit T3B-5      Bylaws of American Longwall Rebuild, Inc.

         Exhibit T3B-6      Bylaws of American Longwall Roof Supports, Inc.

         Exhibit T3B-7      Bylaws of Benefit, Inc.

         Exhibit T3B-8      Bylaws of Dobson Park Industries Inc.

         Exhibit T3B-9      Operating Agreement of Field Repair Services, LLC

         Exhibit T3B-10     Bylaws of Harnischfeger Corporation

         Exhibit T3B-11     Bylaws of Harnischfeger Credit Corporation

         Exhibit T3B-12     Bylaws of Harnischfeger Technologies, Inc.

         Exhibit T3B-13     Bylaws of Harnischfeger World Services Corporation

         Exhibit T3B-14     Bylaws of HCHC, Inc.

         Exhibit T3B-15     Bylaws of HCHC UK Holdings, Inc.

         Exhibit T3B-16     Bylaws of HIHC, Inc.

         Exhibit T3B-17     Bylaws of J.P.P., Inc.

         Exhibit T3B-18     Bylaws of Joy International Sales Corporation

         Exhibit T3B-19     Bylaws of Joy MM Delaware, Inc.

         Exhibit T3B-20     Bylaws of Joy Power Products, Inc.

         Exhibit T3B-21     Bylaws of Joy Technologies Inc.

         Exhibit T3B-22     Bylaws of Joy Technologies Delaware, Inc.

         Exhibit T3B-23     Bylaws of JTI UK Holdings, Inc.

         Exhibit T3B-24     Bylaws of Mining Services, Inc.

         Exhibit T3B-25     Bylaws of Peabody & Wind Engineering Corporation

         Exhibit T3B-26     Bylaws of RCHH, Inc.

         Exhibit T3B-27     Bylaws of South Shore Corporation

         Exhibit T3B-28     Operating Agreement of South Shore Development, LLC

         Exhibit T3B-29     Bylaws of The Horsburgh & Scott Company

         Exhibit T3C        Indenture, dated as of July 10, 2001, by and among
                            Harnischfeger Industries, Inc. (to be renamed Joy
                            Global Inc.), as Issuer, the Guarantors Named
                            Therein and BNY Midwest Trust Company, as Trustee, relating to 10.75% Senior Notes Due 2006, incorporated by reference to Exhibit 4.1 of Form
                            8-K dated as of July 12, 2001

         Exhibit T3E-1      Third Amended Disclosure Statement for Third Amended
                            Joint Plan of Reorganization of the Debtors Under
                            Chapter 11 of the Bankruptcy Code

         Exhibit T3E-2      Third Amended Joint Plan of Reorganization,
                            as Modified, of the Debtors Under Chapter 11 of the Bankruptcy Code, incorporated by reference to
                            Exhibit 2.1 of Form 8-K dated as of July 12, 2001

         Exhibit T3F        Cross Reference Sheet of Indenture showing location
                            of provisions inserted pursuant to the Trust
                            Indenture Act of 1939, as amended

                                  SIGNATURES

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, Joy Global Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 12, 2001                      Joy Global Inc.
                                     -------------------------------------------
                                         (Applicant)

                                 By:   /s/ Eric B. Fonstad
                                     -------------------------------------------
                                 Name:   Eric B. Fonstad
                                 Title:  Secretary and Associate General Counsel